

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2011

Via E-Mail
Mr. Paul W. Mobley
Chief Executive Officer
Noble Roman's, Inc.
One Virginia Ave
Suite 300
Indianapolis, Indiana 46204

>   **Re: Noble Roman's, Inc.**
>   **Form 10-K for the year ended December 31, 2010**
>   **Filed March 16, 2011**
>   **File No. 000-11104**

Dear Mr. Mobley:

We have reviewed your letter dated September 20, 2011, in response to the Staff's letter dated September 2, 2011 and have the following additional comments. Unless otherwise indicated, you should revise your disclosure in future filings in response to our comments. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2010

1. We note your response to previous comment number 2, and your disclosure indicating your ongoing right to receive passive income in the form of royalties is not part of the discontinued segment. However, as it appears that the $400,000 and $1.0 million of royalty revenues that were recognized in 2009 and 2010, respectively, relate to operations that have been terminated, we are unclear as to why the royalty revenues with respect to these terminated operations have not been reflected as discontinued operations pursuant to the guidance in ASC 205-20-45. Based on the facts and circumstances described in your response, it appears that any revenue earned prior to the units being closed and deemed realizable at the present time, should be reclassified into discontinued operations, as they relate to units or operations that have been closed or terminated. Please revise your financial statements to reflect such revenues as a component of discontinued operations or explain why you do not believe these royalty revenues qualify for treatment as discontinued operations pursuant to ASC 205-20-45.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown with any other questions at (202) 551-3859.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief